Exhibit 99.1

Press Release
058/12-13
20 February 2013

Enquiries:

Philip Townsend	+44 (0) 161 868 8148
Manchester United Ltd

Investor Relations:
Brendon Frey/ Rachel Schacter	+1 203 682 8200
ICR	ir@manutd.co.uk

David Gill to Step Down as CEO of Manchester United plc

•                  Reds’ CEO will step down in June after 10 years in charge but remain on Club board

•                  Executive Vice Chairman Ed Woodward to assume responsibilities, with Richard Arnold being promoted to Group Managing Director

(NYSE:MANU) David Gill is to step down from his position as Chief Executive of Manchester United plc, with effect from 30 June 2013.  David, 55, joined the board in February 1997 as Finance Director and has been its Chief Executive since September 2003.  He is to remain a director of Manchester United Football Club.

Executive Vice Chairman Ed Woodward will assume his responsibilities.

David was appointed the Vice Chairman of the English Football Association in October 2012 and has been nominated as its candidate in the upcoming UEFA Executive Committee elections in May 2013.

Announcing his departure, David Gill said:

“It has been the greatest privilege to serve Manchester United for 16 wonderful years — the last 10 of which as its Chief Executive.  I have worked alongside the finest manager in the history of the game and been part of what I consider to be the best club in the best sport in the world.

“It has been a very hard decision because I love this Club and, as the fans’ banner says, it is, ‘more than a religion’.  I’ve experienced some incredible highs — such as the Treble in 1999 and the League and Champions League double in 2008 and lows — like losing the title with the last kick of the season last year.  But that is what makes this Club and this sport so compelling.

“However, I have always been conscious of the fact that, as a member of staff, I was always just a temporary custodian of this marvellous institution.  I am also of the view that all businesses need to refresh themselves with new management and ideas and after 10 years in charge, I believe it is appropriate for someone new to pick up the baton.  I’m delighted Ed has accepted the role. I have worked with him for more than seven years and in that time he has built up knowledge of football matters, which will hold him in good stead for the future.

“I am looking forward to continuing my involvement on the Club board.  And I hope to be able to make a contribution to the game on a wider national and European level.

“I’d like to thank the Glazer family and my fellow directors for all their support over the years.  But in particular, I would like to thank all of the Club’s fantastic staff for their hard work, dedication and enthusiasm right across the organisation.  In my 35 years in business, I have never met a more loyal, diligent and professional staff as that at United.  Without doubt, we would not have achieved what we have done in the last two decades without their unstinting commitment and talent.  I extend to them all my very best wishes for the future.

“There is nowhere like Manchester United in world sport and if I have played a small part in maintaining and enhancing that reputation, then it has been an honour.”

Sir Alex Ferguson said:

“I have been at United for over 26 years and for 23 of those years, my boss has been one of only two men - Martin Edwards, who brought me to the Club and David Gill.  I have enjoyed working with both.

“David has been a magnificent Chief Executive.  Of course we have had a million arguments, but I have always enjoyed them because I know that David has two great qualities: he is straight and he always puts Manchester United first.  No disagreement is ever personal with him.  He always wants the best for United, whether it’s the players, the training ground or the staff.

“Him stepping down is a big loss to me but the fact that he is staying on the board encourages me that the reason for his departure is heartfelt - that he believes it is time for the Club to move on.  If I could have found a way of persuading him to stay I would love to have done that.  But he has made his decision and I respect him for it.

“He has been and will continue to be a fantastic success for Manchester United.  He has all the qualities of successful people engrained in him: energy, honesty, integrity, personality and decision-making ability.  I wish him well in whatever new challenges he will tackle in the future.”

United Co-Chairman, Joel Glazer said:

“David has played a significant role in the success of Manchester United in his ten years as CEO and he can take great satisfaction at all that has been achieved on his watch, both on and off the field.

“He has been a tireless advocate for Manchester United and its role in the game and was the driving force behind the establishment of the Manchester United Foundation, which uses the power of the Club’s name to bring change and improvement into the lives of those in disadvantaged communities around Manchester and far beyond.

“He is someone that has a reputation for decency and integrity and a man that has engendered the loyalty and total commitment of staff.  He has been an invaluable confidant and adviser in the last eight years.  I am very pleased he has agreed to remain on the board, so that his experience and counsel are not lost to us.

“I hope that the decision he has made will be to the benefit of the game in Europe as a whole, as he seeks election to UEFA’s Executive Committee.”

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 135 year heritage we have won 60 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.